Exhibit (c)(2)

First Commerce Community

Bankshares, Inc.

A Summary of the Valuation of the

Trading value of Common Shares

As of October 15, 2004

T. Stephen Johnson & Associates, Inc. (“TSJ&A”) has been engaged to provide an opinion as to the trading value of the common stock of First Commerce Community Bankshares of Douglasville, Georgia (“FCCB”). TSJ&A relied upon and assumed the accuracy and completeness of publicly available information concerning FCCB and other information provided to it by management. TSJ&A has not attempted to independently verify such information.

FCCB is a holding company headquartered in Douglasville, Georgia, with the entirety of its operations in Douglas County. It has one wholly-owned subsidiary, that being First Commerce Community Bank (“The Bank”). The company has operated as a commercial bank in Douglasville, Douglas County, Georgia since March 2003. As of August 31, 2004, they had total assets of $92,644,450. The Bank became profitable in early 2004 after a reasonable first-year loss in 2003 related to start-up expenses. Projections based on current earnings indicate the Bank will achieve cumulative profitability in early 2005 and will maintain a steady growth rate in 2006 and beyond. To date, the Bank has not paid a cash dividend.

To assist in rendering its opinion, TSJ&A preformed two analyses. An Investment Value was calculated by discounting future cash flows, assuming a steady growth in earnings following the 2004 – 2006 projections and assuming no future cash dividends. An Assumed Trading Value and assumed price/book was calculated by applying industry standard pricing multiples for peer group banks to the earnings per share and book value of FCCB and reviewing the trading activity of the stock during the last eighteen months.

In summary, it is the opinion of TSJ&A that the fair market value would center on $13.20 per share of First Commerce Community Bankshares. The detailed analysis and calculations may be obtained in the “Valuation of the Trading Value of Common Shares” dated October 1, 2004. The fair market value opinion does not include any impacts related to recent litigation regarding the future headquarters location and land use in Douglasville.